FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: August 10, 2007	/s/ Stephen Taylor Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

1	2007 CryptoLogic Limited Second Quarter Report

2	Form 52-109F2- Certification of Interim Filings executed by Chief Executive Officer

3	Form 52-109F2- Certification of Interim Filings executed by Chief Financial Officer

2

EXHIBIT 1

Dear Fellow Shareholders:

CryptoLogic Limited continues its drive to restore profitability to historic levels, executing its strategy of expansion by engaging new licensees and moving into new geographic territories. On August 10, 2007, the Company reported its results for the three months ended June 30, 2007.

CryptoLogic recorded revenue of $16.2 million and an after-tax loss of $2.6 million (or $0.19 per fully diluted share) due principally to $4.0 million (before tax) in reorganization costs related to establishing a new corporate headquarters in Ireland. Without this item and some non-recurring tax impacts, CryptoLogic had an operating profit(1) of $2.5 million, or $0.18 per fully diluted share.

“CryptoLogic took major steps this quarter towards a return to growth and profitability — with an increase in operating revenue(1), and a decrease in operating costs,” said Javaid Aziz, CryptoLogic’s President and CEO. “Since December, CryptoLogic has launched 11 new customer sites, and we have four more in the pipeline – including two for Holland Casino, and one for World Poker Tour. With the confidence of huge global brands, good growth from our European base and encouraging progress in Asia, CryptoLogic’s outlook improves every day.”

CryptoLogic grew its quarter-over-quarter operating revenue(1) by $1.2 million, or 7.7%, after excluding the change in estimate benefit from a $4.5 million pre-tax reduction in the jackpot provision in the first quarter. The company reduced its operating, general and administration costs by $2.5 million, or 15.5%, from Q1 levels. CryptoLogic ended the quarter with $91.7 million in net cash(2) (comprising cash and cash equivalents, short-term investments and security deposits). This reduction from $103.8 million in Q1 is the result of two large payouts totaling $12.1 million from the company’s popular and profitable cumulative jackpot games.

The company has accelerated and completed its reorganization, moving up certain costs to realize the benefits earlier. As a result, reorganization costs for the quarter were $2.5 million higher than planned previously. The overall cost of CryptoLogic’s reorganization will be $0.9 million higher than the company’s forecast of $8.5 million due to a non-cash option expense related to the hiring of the new CEO.

Financial Highlights (in millions of US dollars, except per share data)	Three months ended June 30			Six months ended June 30
	2007	2006	% Change	2007	2006	% Change

Revenue	$16.2	$30.4	(46.5%)	$35.8	$57.3	(37.6%)
Charge related to Irish HQ	($4.0)	($0.8)	427.6%	($5.7)	($1.0)	467.1%
(Loss)/Earnings	($2.6)	$8.2	(132.0%)	($1.1)	$15.9	(107.2%)
(Loss)/Earnings per diluted share	($0.19)	$0.59	(132.2%)	($0.08)	$1.15	(107.0%)
Casino revenue	$10.2	$17.9	(42.9%)	$24.1	$32.9	(26.8%)
Poker revenue	$5.0	$9.3	(46.3%)	$10.1	$18.9	(46.4%)

(1) Management believes that operating profit and operating revenue are useful supplemental measures of performance. However, operating profit and operating revenue are not a recognized earnings measure under generally accepted accounting principles (GAAP) and do not have a standardized meaning. Therefore, operating profit and operating revenue may not be comparable to similar measures presented by other companies.

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

CryptoLogic’s results are encouraging at a time of significant change for the industry following the U.S. prohibition of Internet gaming in October 2006. Approximately 70% of the company’s business came from Europe at that time. Since then, CryptoLogic is seeing early benefits from its aggressive plan to add new licensee revenue in Europe and Asia, and to achieve additional operating leverage.

Since its last quarterly earnings report, CryptoLogic has capitalized on the changed industry landscape with a number of significant actions. These include adding new customers, establishing a joint venture in Asia, launching new games, and establishing its headquarters in Ireland to be closer to its key customers and markets.

Highlights:

New customers

•	Launched PlayboyGaming.com’s casino site.
•	Launched World Poker Tour’s poker site.
•	Completed Holland Casino’s poker and casino sites.

New partnership in Asia

•

CryptoLogic signed a final agreement with Brilliance Technology Co. and 568 Network Inc. to penetrate the high-growth Chinese market with CryptoLogic’s existing games and new games for the Chinese diaspora. The companies plan to offer subscription-based games over the Internet and mobile phones.

•	On August 2, 2007, CryptoLogic completed an agreement to acquire a minority ownership interest in 568 Network Inc. for $1.2 million, with the option to take a majority stake in the future.

Game innovation

•	Launched 9 major casino games on licensee sites.
•	Launched 25 “instant play” casino games on licensee sites.

Corporate initiatives

•	Established its new executive headquarters in Ireland effective June 1, 2007, while maintaining its offices and subsidiaries in Canada, Cyprus, United Kingdom and Singapore.
•	On August 9, 2007, declared a quarterly cash dividend US$0.12 per share.

Financial Performance

CryptoLogic increased its recurring operating revenue(1) by $1.2 million or 7.7% compared with the first quarter of 2007, factoring out the first quarter’s one-time revenue increase of $4.0 million ($4.5 million before tax) when the company lowered its provision for future casino jackpot payouts. The company reduced its operating, general and administration costs by $2.5 million or 15.5% from Q1 levels. CryptoLogic ended the quarter with $91.7 million in net cash(2).

CryptoLogic has accelerated and completed its reorganization, moving up certain costs to realize the benefits earlier. As a result, reorganization costs for the quarter were $2.5 million higher than planned previously. The overall cost of CryptoLogic’s reorganization will be $0.9 million higher than the company’s forecast of $8.5 million due to a non-cash option expense related to the hiring of the new CEO.

Total Revenue: Total revenue for the quarter was $16.2 million. This is 46.5% lower than Q1 2006, due largely to the impact of the U.S. prohibition of Internet gaming. CryptoLogic grew its quarter-over-quarter operating revenue(1) by $1.2 million, or 7.7%, excluding the change in estimate benefit from a reduced jackpot provision in the first quarter, due to the strengthening of casino revenue.

Earnings and Earnings per Diluted Share: The company showed an after-tax loss for the quarter of $2.6 million ($0.19 per fully diluted share), due largely to a pre-tax charge of $4.0 million ($3.9 million after tax) related to the establishment of the company’s new headquarters in Ireland. More than 90% of the costs of this charge are non-deductible for tax purposes. In addition, certain tax charges related to the company’s capital structure that will not recur, increased the quarter’s tax provision by $1.2 million. Without these items, CryptoLogic’s operating profit(1) showed a profit of $2.5 million or $0.18 per fully diluted share.

Balance Sheet and Cash Flow: CryptoLogic’s financial strength continued to be reflected in its balance sheet. At June 30, 2007, net cash(2) was $91.7 million (comprising cash and cash equivalents, short term investments and security deposits), or $6.54 per diluted share (March 31, 2007: $103.8 million, or $7.43 per diluted share). The decrease in net cash(2) of $12.1 million mainly reflects amounts paid to winners of cumulative jackpot games during the quarter. The company continues to be debt-free.

CryptoLogic’s working capital at June 30, 2007 was $80.2 million, or $5.72 per diluted share (March 31, 2007: $83.9 million, or $6.01 per diluted share). Cash flow used in operating activities was $6.5 million in Q2 2007 (Q2 2006: $18.3 million provided by operating activities). Several factors contributed to the decrease in cash flow from operating activities from Q2 2006: (a) lower earnings from operations after non-cash items ($9.1 million); (b) lower accounts receivable of $3.0 million; (c) lower prepaid expenses of $2.2 million; and (d) lower accounts payable and accrued liabilities ($20.5 million) due to two significant jackpot payouts and lower jackpot provision.

Outlook

CryptoLogic anticipates achieving further revenue and earnings growth in 2007 and beyond as it leverages its strong European customer base and long-term relationships with leading gaming and entertainment brands. Since December 2006, CryptoLogic has launched 11 new customer sites and expects to launch four more in the months to come (casinos for World Poker Tour and Parbet, and Holland Casino’s poker and casino sites). The company expects top- and bottom-line benefits from these sites as they gain traction.

For the third quarter, a slower season for the Internet gaming industry since players spend less time at home during the summer, CryptoLogic expects revenue between $16.0 and $17.0 million, with an operating profit between $1.5 and $2.5 million. Since companies based in Europe do not typically provide guidance, CryptoLogic is heeding shareholder requests to review its practices to determine whether the company will continue to do so in the future.

Beyond 2007, industry analysts continue to expect strong growth from the European market, which has been CryptoLogic’s core focus for the last five years. In addition, rapid online growth in Asia is expected in the years to come. Accordingly, the company has established the following long-term financial objectives for its business in Europe and Asia:

•	Grow revenue and earnings at 20% year-over-year for Europe and Asia combined;
•	Achieve net margin and return on equity of 20%;
•	Achieve double-digit revenue growth in casino and poker; and
•	Exceed industry growth rates in key online casino and poker markets.

Respectfully,

Javaid Aziz

President and CEO

August 10, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Limited and our subsidiaries are referred collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three and six months ended June 30, 2007, and the audited consolidated financial statements and the MD&A for the year ended December 31, 2006 as set out in our 2006 Annual Report. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2006 year-end MD&A. This MD&A is dated August 10, 2007. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW

Pursuant to a business reorganization implemented by way of an Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007. The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly-owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, CryptoLogic Limited issued equivalent amount of CryptoLogic Limited Common Share or exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect wholly owned subsidiary of the Company to taxable Canadian residents. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, these consolidated interim financial statements reflect the financial position, results of operations and cashflows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.

CryptoLogic is a world-leading and long-standing publicly traded online gaming software developer and supplier serving the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized blue-chip client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are domiciled.

OVERVIEW OF RESULTS

Mainly as a result of the industry-wide impact of the Unlawful Internet Gambling Enforcement Act (UIGEA), CryptoLogic’s revenue, earnings and earnings per share decreased in the second quarter of 2007, as compared to the prior year. The effect of the UIGEA was mitigated as a result of the Company’s licensees deriving substantial revenue from non-U.S. based players, however the effect is still significant. Prior to the enactment of the UIGEA passed in October 2006, licensees’ revenue from Europe-based players was approximately 70% of total revenue; now all revenue is from non-U.S. based players. CryptoLogic management had initiated this diversification from the U.S. well prior to the UIGEA enactment. Although revenue was reduced by the UIGEA, costs cannot be reduced by an equal amount and therefore results will improve as revenues grow again and new licensees are added.

Revenue decreased 46.5% for Q2 2007 to $16.2 million (Q2 2006: $30.4 million).

The loss for the quarter was $2.6 million (Q2 2006 earnings: $8.2 million). Diluted loss per share was $0.19 (Q2 2006 earnings: $0.59 per diluted share).

CryptoLogic’s balance sheet at June 30, 2007 continued to be strong. Net cash (cash, cash equivalents, short term investments and security deposits)(2) decreased by $36.7 million to $91.7 million at quarter-end, as compared to December 31, 2006 (December 31, 2006: $128.4 million). The decrease in net cash(2) mainly reflects payment for Parbet assets ($11.8 million), purchase of capital assets ($7.7 million), dividend payments ($3.3 million) and two significant amounts paid to winners of cumulative jackpot games during the quarter ended June 30, 2007 ($12.1 million). CryptoLogic collects contributions towards these payouts from licensees, and pays players when they win. Each time casino games are played, a preset amount is added to a cumulative jackpot for that specific game. The jackpot is won on a random basis by a player on a licensee website. The Company is liable for funding the jackpot wins and accrues the jackpot amount for all games on a monthly basis. The jackpot provision is reduced when payment is made to a winning player. The accrual for the jackpot at the balance sheet date is included in account payable and accrued liabilities.

CryptoLogic’s working capital at June 30, 2007 was $80.2 million, or $5.72 per diluted share (December 31, 2006: $93.8 million, or $6.83 per diluted share). Cash flow used in operating activities was $17.6 million for first half of 2007 (Q2 YTD 2006: $29.7 million provided by operating activities). Several factors contributed to the decrease in cash flow from operating activities from Q2 YTD 2006: (a) lower earnings from operations after non-cash items ($14.5 million); (b) higher accounts receivable of $(4.2 million); (c) lower prepaid expenses of $1.8 million; and (d) lower accounts payable and accrued liabilities ($29.1 million) due to two significant jackpot payouts and lower jackpot provision.

Revenue for the first half of 2007 decreased 37.6% to $35.8 million (Q2 2006 YTD: $57.3 million).

Loss for the first half of 2007 was $1.1 million or $0.08 per diluted share (Q2 2006 YTD earnings: $15.9 million or $1.15 per diluted share).

On August 9, 2007, CryptoLogic’s Board of Directors declared a quarterly cash dividend at $0.12 per share, payable on September 15, 2007 to shareholders of record on September 8, 2007.

RESULTS OF OPERATIONS

Revenue

Revenue in the quarter was down 46.5% to $16.2 million (Q2 2006: $30.4 million). On-line casino continued to represent the largest portion of revenues. Revenue for the first half of 2007 was down 37.6% to $35.8 million (Q2 2006 YTD: $57.3 million).

Internet casino

Q2 2007 Internet casino revenue decreased 42.9% to $10.2 million (Q2 2006: $17.9 million). Casino fees accounted for 62.9% of total Q2 2007 revenue (Q2 2006: 59.0%). For the year to date, Internet casino revenue decreased 26.8% to $24.1 million and represented 67.3% of total revenue (Q2 2006 YTD: $32.9 million; 57.4% of total revenue). The decline in casino revenue is largely the result of the passage of the UIGEA. In the first quarter of 2007, Casino revenues were increased by $4.5 million as the Company revised its estimates for amounts required to discharge future jackpot payouts. This was accounted for as a change in accounting estimate under Canadian generally accepted accounting principles.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in its online casino site. Such revenue is affected by the number of active players on licensees’ sites and their related gaming activity. In turn, these results are influenced by a variety of factors, including the entertainment value of CryptoLogic-developed casino games, the frequency and success of new offerings and the effectiveness of our licensees’ marketing programs.

Currently, CryptoLogic releases new game packs twice each year. The games in Bonus Pack 10 of our casino software (released in Q4 2006) provided significant contribution to casino revenue at licensee sites, for the second quarter and a significant increase over Q1 2007. Bonus Pack 11 and the introduction of non-

download games for a second licensee, were introduced at the end of the second quarter of 2007 and are expected to be solid business drivers for our casino licensees in the upcoming quarters.

Internet poker

Q2 2007 Internet poker revenue decreased 46.3% to $5.0 million (Q2 2006: $9.3 million),and represented 30.7% of Q2 2007 revenue (Q2 2006: 30.6%). For the year to date, Internet poker revenue decreased 46.4% to $10.1 million and represented 28.3% of total revenue (Q2 2006 YTD: $18.9 million; 33.0% of total revenue). Reduction in Internet poker revenue is mainly due to the exit of Betfair from the poker room at the end of October 2006 and the introduction of the UIGEA at the same time.

Through WagerLogic, CryptoLogic offers a “virtual” central poker room for its licensees. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments. Players prefer poker rooms with strong “liquidity” — rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis.

Other revenue

Other revenue includes fees for software customization and fees for marketing support. Other revenue in Q2 2007 was $1.0 million, or 6.4 % of total revenue (Q2 2006: $3.2 million, or 10.4% of revenue). For the year to date, revenue from other sources was $1.6 million, or 4.4% of total revenue (Q2 2006 YTD: $5.5 million, or 9.6% of revenue). The decrease in both Q2 2007 and year to date results over the comparable periods of 2006 are mainly due to the revenue received in 2006 from the exit agreement with Betfair for which no revenue was received in 2007.

Geographic diversification

CryptoLogic continues to be well-diversified in the key global markets for online gaming. Licensees’ revenue derived from non-U.S. based players accounted for 100% of overall Q2 2007 revenue, as compared to 73% in Q2 2006. The UK and Continental Europe represent the vast majority of this revenue.

Revenue trends

We experience seasonality in our business. Historically the first and fourth quarters of the year have been the Company’s strongest. Players spend less time online during the warmer months. We expect this trend to continue, particularly for the more developed casino market.

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. We believe, however, that continued disciplined execution of our business strategy will contribute to ongoing growth in the future. We expect modest growth in European poker markets during the balance of 2007. Please refer to the Business Outlook section of this MD&A for more details. Revenues from the execution of CryptoLogic’s Asia strategy are also expected to be modest in 2007.

Operating Expense

Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash systems and support costs; customer service expense; and staffing for regulatory compliance. Operating expense was $11.4 million in Q2 2007 or 70.2% of revenue (Q2 2006: $17.2 million, or 56.7% of revenue). Operating expenses were $2.2 million or 15.9% lower than Q1 2007 due to tighter cost control. For the year to date, operating expense was $25.0 million or 69.7% of revenue (Q2 2006 YTD: $33.6 million, or 58.5% of revenue).

Operating expenses have decreased in absolute terms over Q2 2006 and Q2 2006 YTD mainly due to lower compensation costs, software development expense, and lower e-cash processing fees associated with lower revenues and financial transaction levels.

General and Administrative

General and administrative (G&A) expenses were $2.1 million for the quarter (Q2 2006: $2.8 million). The decrease in Q2 2007 reflects tighter cost control in professional fees and other administrative expenses and the company was spending heavily on Sarbanes Oxley compliance in Q2 2006. General and administrative expenses were $0.3 million or 13.1% lower than Q1 2007 due to tighter cost control. For the year to date, G&A expenses were $4.5 million of both 2007 and 2006.

Reorganization Costs (3)

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located closer to customers and markets for its products.

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006	Since inception to June 30, 2007
Professional fees	$2,225	$725	$3,276	$959	$4,533
Employee severance	251	-	587	-	2,529
Employee relocation and recruitment	1,560	40	1,802	40	2,303
Reorganization Charges	$4,036	$765	$5,665	$999	9,365
Payments since inception					(5,669)
Non cash stock option expense					(982)
Included in Accounts payable and accrued liabilities at June 30, 2007					$2,714

(3) Amounts represented under this paragraph are in thousands.

Amortization

Amortiztion expense was $1.7 million during the quarter and $3.1 million for the six months ended June 30, 2007 (Q2 2006: $1.2 million; Q2 2006 YTD: $2.4 million). The increase arises mainly from amortization of recently-acquired Parbet assets and continuing capital expenditure programs.

Interest Income

Interest income, comprising interest earned on the Company’s cash and short term investment balances, was $1.6 million in Q2 2007 and $3.4 million for the six months ended June 30, 2007 (Q2 2006: $1.8 million; Q2 2006 YTD: $3.2 million). The decrease for the quarter was largely the result of lower average cash balances in the quarter, as compared to the prior year before the introduction of the UIGEA.

Provision for Income Taxes

Income taxes for the quarter were $1.3 million and $1.9 million for the first six months of 2007 (Q2 2006: $1.8 million; Q2 2006 YTD: $3.1 million), including amounts for future income tax of $1.0 million in the quarter and $1.1 million for the year to date (Q2 2006: $1.1 million; Q2 2006 YTD: $0.8 million). Decrease in income taxes provision is primarily due to lower pre-tax earnings. Included in the loss for the quarter was a charge of $4.0 million pretax ($3.9 million after tax) and $5.7 million pretax ($5.3 million after tax) for the first half of 2007 related to the company’s relocation to Ireland, the costs of which are mostly not deductible for tax purposes. During the quarter there were other tax charges related to the company’s capital structure that are not expected to recur and increased the quarters tax provision by $1.2 million. Without these charges, the company would have had a tax provision of $0.1 million for the quarter and $0.7 million for the first half of 2007.

Earnings

The loss in Q2 2007 was $2.6 million or $0.19 diluted loss per share (Q2 2006 earnings: $8.2 million, or $0.59 per diluted share). Please refer to revenue and expense sections of this MD&A for variance explanations. Excluding the $3.9 million after tax charge for the relocation of the business to Ireland; and the $1.2 million non-recurring tax charges related to the company’s capital structure, operating results for Q2 2007 showed a profit of $2.5 million or $0.18 per fully diluted share.

For the six months ended June 30, 2007, loss was $1.1 million or $0.08 diluted loss per share (Q2 2006 YTD earnings: $15.9 million, or $1.15 per diluted share).

(2) Management believes that Net cash is a useful supplemental measure of performance. However, Net cash is not a recognized measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, Net cash may not be comparable to similar measures presented by other companies.

Summary of Quarterly Results

	Fiscal 2007		Fiscal 2006				Fiscal 2005

(In thousands of US dollars, except per share data)	Q2 07	Q1 07	Q4 06	Q3 06	Q2 06	Q1 06	Q4 05	Q3 05

Revenue	$ 16,244	$19,562	$18,984	$27,690	$30,351	$26,997	$25,061	$21,049

Casino revenue	10,216	13,873	9,951	16,250	17,894	15,028	15,520	12,622

Poker revenue	4,986	5,157	6,711	8,300	9,279	9,641	7,912	6,985

Interest income	1,649	1,732	1,931	1,960	1,758	1,443	1,149	967

Earnings and comprehensive income	(2,621)	1,484	1,712	7,244	8,194	7,662	5,825	5,127

Earnings per share
Basic	(0.19)	0.11	0.13	0.53	0.60	0.57	0.44	0.37
Diluted	(0.19)	0.11	0.12	0.53	0.59	0.56	0.43	0.36

Basic weighted average number of shares (000’s)	13,901	13,817	13,630	13,601	13,586	13,415	13,363	13,681

Diluted weighted average number of shares (000’s)	14,026	13,963	13,736	13,789	13,851	13,687	13,665	14,063

Historically, the first and fourth quarters (during the winter and fall seasons) are the Company’s strongest periods. Revenue in the middle two quarters of the year can slow down as Internet usage moderates in the warmer months, when players spend more time outdoors.

LIQUIDITY AND CAPITAL RESOURCES

CryptoLogic’s financial strength continued to be reflected in its strong balance sheet. At June 30, 2007, net cash(2) was $91.7 million (comprising cash and cash equivalents, short term investments and security deposits), or $6.54 per diluted share (December 31, 2006: $128.4 million, or $9.35 per diluted share). The decrease in net cash(2) of $36.7 million mainly reflects payment for Parbet assets ($11.8 million), purchase of capital assets ($7.7 million), dividend payments ($3.3 million) and two significant amounts paid to winners of cumulative jackpot games during the quarter ($12.1 million). The Company continues to be debt-free.

CryptoLogic’s working capital at June 30, 2007 was $80.2 million, or $5.72 per diluted share (December 31, 2006: $93.8 million, or $6.83 per diluted share).

Cash flow used in operating activities was $17.6 million for first half of 2007 (Q2 YTD 2006: $29.7 million provided by operating activities). Several factors contributed to the decrease in cash flow from operating activities from Q2 YTD 2006: (a) lower earnings from operations after non-cash items ($14.5 million); (b) higher accounts receivable of $(4.2 million); (c) lower prepaid expenses of $1.8 million; and (d) lower accounts payable and accrued liabilities ($29.1 million) due to two significant jackpot payouts and lower jackpot provision.

CryptoLogic had at the end of the quarter approximately 13.9 million common shares and approximately 1.4 million stock options outstanding. The Arrangement was approved by the shareholders on May 24, 2007. The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly-owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, the Company issued equivalent amount of CryptoLogic Limited Common Share or exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect wholly owned subsidiary of the Company to taxable Canadian residents. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. The Exchangeable shares can be exchanged for an equivalent amount of CryptoLogic Limited shares at anytime. On the June 1, 2014 the Company through its subsidiaries will redeem all but not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price which amount will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the Company’s matters. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the six month period ended June 30, 2007, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES, CHANGES IN ACCOUNTING POLICIES AND OFF-BALANCE SHEET ARRANGEMENTS

These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2006 as contained in our 2006 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Effective January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets which are measured at fair value and the changes in fair value are recognized in earnings. Accounts receivable and other are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities. The Company had neither available for sale, nor held-to-maturity instruments during the six months ended June 30, 2007.

Section 3855 requires the Company to identify embedded derivatives that require separation from the host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in earnings in the period the change occurs. The Company has not identified any embedded derivatives that are required to be separated from the host contract.

The Company had no “other comprehensive income or loss” transactions during the six months ended June 30, 2007. The adoption of these new sections had no material impact on opening retained earnings.

During the three months ended June 30, 2007, the Company included the benefit of $1.2 million in Operating expense as a result of an adjustment of accrued wages and bonuses that are not expected to be paid out due to reduced levels of current operating profits.

The Company has reviewed the estimate of amounts required to address jackpot payouts, resulting in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4.5 million in Q1 2007.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from the Company’s MD&A for the year ended December 31, 2006 as contained in our 2006 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

OUTLOOK

While the global online gaming market continues to promise solid growth potential, competition is intensifying for players and market position, particularly in Europe as a result of the industry-wide impact of UIGEA. CryptoLogic’s disciplined execution of a strategy of customer, product and market diversification has contributed to sustained revenue, earnings and cash generation. We remain committed to this focused approach to drive both the organic growth of a core group of high quality international brand-name customers in Internet casino and Internet poker focused on the UK, continental Europe and Asia, and allow for the addition of carefully chosen new, blue-chip licensees. We now have 13 licensees.

CryptoLogic expects 2007 to be a year of transition, with growth expected in both Europe and Asia. The company has signed its largest customers to long-term agreements, launched 11 new customer sites since December, and expects to launch four more in the third quarter (casinos for World Poker Tour and Parbet, and Holland Casino’s poker and casino sites). Later this year, CryptoLogic expects to benefit from modest revenue from its new venture in China.

In Internet casino, we will continue to deliver an array of new and engaging games to help our licensees refresh their offerings to players, and foster player loyalty. The introduction in Q2 2007 of our Bonus Pack 11 suite of new games, including additional Marvel comic-branded slots and the continued success of Bonus Pack 10 will be solid business drivers for our casino licensees.

In Internet poker, the Company will continue to enhance our poker solution and seek additional licensees to build on the liquidity in our licensees’ central poker room, including the wide choice of games, stake levels and tournaments, around the clock. During 2007, we will continue to add new games and features, further expand our tournament offerings, and enhance the look and feel of the game environment.

Management expects that that the industry-wide impact of the UIGEA will result in lower casino and poker revenue and earnings in 2007. By the latter part of 2008, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

The ability of our licensees to market their sites effectively is key to CryptoLogic’s success. Accordingly, we continue to enhance our back-office solutions that help customers attract, retain, and re-activate players. We will continue to build on our offering of sophisticated business intelligence, data mining and marketing tools, which are helping customers better understand, respond to and serve their players. The Gambling Act 2005 becomes effective in the U.K. in September 2007. The Company’s licensees will be deferring advertising in that major market until the new law comes into effect. This will impact earnings.

In 2007, non-recurring non-deductible expenses associated with the Ireland reorganization will increase the company’s effective rate of tax. Management currently anticipates that this rate will rise from historical levels of 15%, and should approximate historical levels in the latter part of 2008.

Marvel and all related character names and the distinctive likenesses thereof: TM and © 2007 Marvel Characters, Inc. All rights reserved. www.marvel.com

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As at June 30, 2007 (unaudited)	As at December 31, 2006

ASSETS
Current assets:
Cash and cash equivalents	$35,187	$76,940
Security deposits	1,500	1,500
Short term investments	55,000	50,000
Accounts receivable and other	11,357	8,251
Prepaid expenses	8,405	7,027

	111,449	143,718

User funds on deposit	24,175	20,872
Capital assets	23,170	18,106
Intangible assets	11,324	48
Goodwill	1,776	1,776

	$171,894	$184,520

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$28,371	$47,766
Income taxes payable	2,901	2,165

	31,272	49,931
User funds held on deposit	24,175	20,872
Future income taxes	3,243	2,133

	58,690	72,936
Shareholders’ equity:
Capital stock	34,090	29,096
Stock options	4,727	3,631
Retained earnings	74,387	78,857

	113,204	111,584

	$171,894	$184,520

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(In thousands of US dollars, except per share information)
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,

	2007	2006	2007	2006

Revenue	$16,244	$30,351	$35,806	$57,348

Expenses
Operating	11,405	17,195	24,963	33,550
General and administrative	2,070	2,845	4,451	4,484
Reorganization	4,036	765	5,665	999
Finance	98	120	193	229
Amortization	1,652	1,168	3,135	2,363

	19,261	22,093	38,407	41,625

Earnings (loss) before under-noted	(3,017)	8,258	(2,601)	15,723

Interest income	1,649	1,758	3,381	3,201

Earnings (loss) before income taxes	(1,368)	10,016	780	18,924
Income taxes:
Current	209	687	807	2,293
Future	1,044	1,135	1,110	775

	1,253	1,822	1,917	3,068

Net earnings (loss) and
comprehensive income	$(2,621)	$8,194	$(1,137)	$15,856

Earnings (loss) per common share
Basic	$(0.19)	$0.60	$(0.08)	$1.17
Diluted	$(0.19)	$0.59	$(0.08)	$1.15
Weighted average number of shares (‘000s)
Basic	13,901	13,586	13,859	13,501
Diluted	14,026	13,851	13,981	13,756

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of US dollars)

(unaudited)

	For the six months ended June 30,

	2007	2006

Retained earnings, beginning of period	$78,857	$59,891
Earnings (loss) and comprehensive income (loss)	(1,137)	15,856
Dividends paid	(3,333)	(2,577)

Retained earnings, end of period	$74,387	$73,170

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

(unaudited)

	For the three months ended June 30,		For the six months ended June 30,

	2007	2006	2007	2006

Cash provided by (used in):
Operating activities:
Net earnings (loss)	$(2,621)	$8,194	$(1,137)	$15,856
Adjustments to reconcile earnings to
cash provided by (used in) operating
activities:
Amortization	1,652	1,168	3,135	2,363
Future income taxes	1,044	1,135	1,110	775
Stock options	1,823	510	2,460	1,037

	1,898	11,007	5,568	20,031
Changes in operating assets and liabilities:
Accounts receivable and other	3,803	813	(3,106)	1,098
Prepaid expenses	2,209	8	(1,378)	(3,170)
Accounts payable and accrued Liabilities	(14,569)	5,921	(19,395)	9,712
Income taxes payable	147	504	736	2,048

	(6,512)	18,253	(17,575)	29,719

Financing activities:
Issue of capital stock	323	3,630	2,603
	458
Dividends paid	(1,668)	(1,631)	(3,333)	(2,577)

	(1,345)	(1,173)	297	26

Investing activities:
Purchase of intangible assets	—	—	(11,771)	—
Purchase of capital assets	(4,268)	(1,744)	(7,704)	(1,966)
Short term investments	(30,000)	(54,968)	(5,000)	(64,754)

	(34,268)	(56,712)	(24,475)	(66,720)

Decrease in cash and cash equivalents	(42,125)	(39,632)	(41,753)	(36,975)
Cash and cash equivalents, beginning of period	77,312	97,077	76,940	94,420

Cash and cash equivalents, end of period	$35,187	$57,445	$35,187	$57,445

Supplemental cash flow information:
Non cash portion of options exercised	$70	$165	$1,364	$636

The accompanying notes are an integral part of the consolidated interim financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2007

(unaudited)

(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)

1.    Basis of Presentation and Re-organization

These consolidated interim financial statements of CryptoLogic Limited (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Pursuant to a business reorganization implemented by way of an Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007. The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly-owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, the Company issued equivalent amount of CryptoLogic Limited Common Share or exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect wholly owned subsidiary of the Company to taxable Canadian residents. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, these consolidated interim financial statements reflect the financial position, results of operations and cashflows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.

These interim consolidated financial statements have been prepared using the same accounting policies as were used for the audited consolidated financial statements of Cryptologic Inc. for the year ended December 31, 2006, except as described in Note 2. These interim consolidated financial statements do not contain all annual disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2006, as set out in the 2006 Annual Report.

2.    Significant accounting policies - Financial Instruments

Effective on January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments and user funds on deposit, as held-for-trading assets which are measured at fair value and the changes in fair value are recognized in earnings. Accounts receivable and other are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities. The Company had neither available for sale, nor held-to-maturity instruments during the six months ended June 30, 2007.

Section 3855 requires the Company to identify embedded derivatives that require separation from the host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in earnings in the period the change occurs. The Company has not identified any embedded derivatives that are required to be separated from the host contract.

The Company had no “other comprehensive income or loss” transactions during the six months ended June 30, 2007. The adoption of these new sections had no material impact on opening retained earnings.

TEL (353) 1664-1682

Alexandra House, The Sweepstakes, Ballsbridge, Dublin 4, Ireland

3.   Change in Accounting Estimate

During the three months ended June 30, 2007, the Company included the benefit of $1,154 in Operating expense as a result of an adjustment of accrued wages and bonuses that are not expected to be paid out due to reduced levels of current operating profits. The Company has reviewed the estimate of amounts required to address jackpot payouts, resulting in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4,473 in the first quarter of 2007.

4.    Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. On April 2, 2007 the President and CEO of the business was issued 500,000 options. The fair value of the options granted in the six months ended June 30, 2007 and 2006 was made using the Black-Scholes option pricing model using the following weighted assumptions:

	2007	2006

Dividend yield	1.90%	2.00%
Risk-free rate	4.07%	4.25%
Expected volatility	52.0%	55.0%
Expected life of options in years	3.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock option and expense account included in with a corresponding addition to Stock Options in Shareholders’ Equity were as follows:

	Three months ended June 30, 2007	Three Months ended June 30, 2006	Six Months ended June 30, 2007	Six Months ended June 30, 2006

Operating expense	$841	$510	$1,478	$1,037
Reorganization expense	982	-	982	-

Total option expense	$1,823	$510	$2,460	$1,037

The amount recorded for exercises from Stock Options account was $70 and $165 in the three months ended June 30, 2007 and 2006, respectively, and $1,364 and $636 in the six months ended June 30, 2007 and 2006, respectively. Consideration paid by employees on the exercise of stock options is recorded as Share Capital. Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the CICA recommendations, the Company’s net earnings and earnings per share for 2007 would not have been impacted as all 2002 grants were fully vested prior to January 1, 2007, however, the 2006 periods would have been changed to the following pro forma amounts:

	Three months ended June 30, 2006	Six Months ended June 30, 2006

	As reported	Pro forma	As reported	Pro forma
	(‘000)	(‘000)	(‘000)	(‘000)
Earnings	$8,194	$8,060	$15,856	$15,591

Earnings per share:
Basic	$0.60	$0.59	$1.17	$1.15
Diluted	$0.59	$0.58	$1.15	$1.13

All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc.

5. Share capital

Authorized:

Unlimited common shares

Issued and Outstanding:

	CryptoLogic Limited		CryptoLogic Exchange		CryptoLogic Inc.
	Common Shares		Exchangeable Shares		Common Shares
In thousands	Issued	Stated Value	Issued	Stated Value	Issued	Stated Value	Contributed Surplus	Total Stated Value

Balance - December 31, 2005	—	—	—	—	13,322	$25,103	$68	$25,171
Exercise of stock options	—	—	—	—	319	3,925	—	3,925

Balance - December 31, 2006	—	—	—	—	13,641	$29,028	$68	$29,096

Balance - December 31, 2006	—	—	—	—	13,641	$29,028	$68	$29,096
Exercise of stock options	—	—	—	—	263	4,975	—	4,975
Arrangement (see Note 1)	12,571	30,743	1,333	3,260	(13,904)	(34,003)	—	—
Share exchanged (see Note 1	171	418	(171)	(418)	—	—	—	—
Exercise of stock options	3	19	—	—	—	—	—	19

Balance - June 30, 2007	12,745	$31,180	1,162	$2,842	—	—	$68	$34,090

The Exchangeable shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at anytime. On the June 1, 2014 the Company through its subsidiaries will redeem all but not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price which amount will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the Company’s matters.

6.   Normal Course Issuer Bid

In September 2006, the Board of Directors approved the renewal of a share purchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,350,000 of the Company’s outstanding common shares for the period commencing September 29, 2006 and ending September 28, 2007. As at June 30, 2007, the Company had not repurchased any shares from the renewed Normal Course Issuer Bid.

7.    Financial Instruments

Financial instruments, potentially exposing the Company to a concentration of credit risk, interest rate and foreign exchange risk, consist principally of cash, cash equivalents and short term investments. The Company manages credit risk by investing in cash equivalents and short term investments rated as A and R1 or above.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short term nature of the investments.

In regard to foreign exchange, the Company is to a large degree economically hedged . The Company may engage from time to time in currency hedging, although no hedging has been done in 2007 and 2006. Its financial reporting is in US dollars.

8.    Intangible assets

During the first quarter of 2007, the Company signed an agreement to purchase the poker brand and customer list of Parbet.com, a Norwegian company. The total purchase price paid was $11,771, with $11,367 allocated to the brand and $404 allocated to the customer list. The brand is being amortized over 12 years and the customer list over 5 years.

9.      Reorganization

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located closer to customers and markets for its products.

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006	Since inception to June 30, 2007
Professional fees	$2,225	$725	$3,276	$959	$4,533
Employee severance	251	-	587	-	2,529
Employee relocation and recruitment	1,560	40	1,802	40	2,303
Reorganization Charges	$4,036	$765	$5,665	$999	9,365
Payments since inception					(5,669)
Non cash stock option expense					(982)
Included in Accounts payable and accrued liabilities at June 30, 2007					$2,714

10.   Guarantees

The Company has guaranteed minimum payments for certain intellectual property rights over multiple-year periods, for the amount of $5,365.

11.	Seasonality

Historically, the first and fourth quarters have been CryptoLogic’s strongest periods. Revenue in the second and third quarters may decrease as Internet usage moderates in the warmer months of the year as more people are outdoors.

12.   Related party transactions

The Company paid to the law firm in which the Company’s Chairman is a partner $221 and $115 in the three months ended June 30, 2007 and 2006, respectively, and $555 and $227 in the six months ended June 30, 2007 and 2006, respectively.

13.    Comparative figures

Certain of the prior period’s figures have been reclassified for consistency with the current period’s presentation.

14.    Subsequent Event

On August 2, 2007, the Company completed an agreement to acquire a minority ownership interest in 568 Network Inc. (“568 Inc.”) for $500. 568 Inc. is a developer and distributor of online casual games to the Chinese market. The agreement enables 568 Inc. and CryptoLogic to establish a new China-based venture that will develop and distribute casual, skill-based games for the local and overseas Chinese-language markets. Under terms of the agreement, CryptoLogic is required to make additional investments in 568 Inc. of up to $750 should 568 Inc. achieve certain financial targets. The Company also has the option to increase its ownership interest to a controlling position in 568 Inc. in the future.

CRYPTOLOGIC LIMITED

CORPORATE DIRECTORY

DIRECTORS

Robert H. Stikeman, Chairman

Javaid Aziz

Stephen Taylor

Tom Byrne

Brian Hadfield

Yap Wai Ming

LEGAL COUNSEL

Stikeman, Graham, Keeley & Spiegel LLP

Toronto, Canada

AUDITORS

KPMG LLP Chartered Accountants

Toronto, Canada

BANKER

Bank of Montreal

Toronto, Canada

COMMON SHARES LISTED

TSX Symbol: CRY; CXY

NASDAQ Symbol: CRYP

LSE Symbol: CRP

TRANSFER AGENTS

Equity Transfer & Trust Company Inc.

Toronto, Canada

416-361-0930

Continental Stock Transfer &

Trust Company

New York, USA

212-509-4000

OFFICERS

Javaid Aziz, President and CEO

Stephen B. Taylor, Chief Financial Officer

Michael Starzynski, Chief Technology Officer

Andrew Goetsch, Vice President,

Poker Software Development

Justin Thouin, Vice President,

Casino Software Development

INVESTOR RELATIONS

Stephen Taylor, Chief Financial Officer

Telephone: 353 (0) 1 631 9000

Facsimile:	353 (0) 1 631 9001

E-mail: investor.relations@cryptologic.com

CORPORATE GOVERNANCE

A comprehensive discussion of CryptoLogic’s corporate governance information is provided in the Company’s Management Information Circular, available on the SEDAR website at www.sedar.com, or by request.

HEAD OFFICE

CryptoLogic Limited

Alexandra House, The Sweepstakes, Ballsbridge

Dublin 4, Ireland

WEB SITE

www.cryptologic.com

2007 CryptoLogic Limited Second Quarter Report	18

EXHIBIT 2

Form 52-109F2- Certification of Interim Filings

I, Javaid Aziz, President and Chief Executive Officer of CryptoLogic Limited, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Limited (the “Issuer”) for the interim period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:   August 10, 2007

/s/ Javaid Aziz __________________________________ JAVAID AZIZ PRESIDENT AND CHIEF EXECUTIVE OFFICER CRYPTOLOGIC LIMITED

EXHIBIT 3

Form 52-109F2- Certification of Interim Filings

I, Stephen Taylor, Chief Financial Officer of CryptoLogic Limited, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Limited (the “Issuer”) for the interim period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 10, 2007

/s/ Stephen Taylor
____________________________________
STEPHEN TAYLOR
CHIEF FINANCIAL OFFICER
CRYPTOLOGIC LIMITED